UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K/A

(Mark One)

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2020

or

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from ______________ to ______________

Commission File Number 1-3548

ALLETE AND AFFILIATED COMPANIES
RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN

(Full title of the plan)

ALLETE, Inc.
30 West Superior Street
Duluth, Minnesota 55802-2093

(Name of issuer of securities
held pursuant to the plan and
the address of its principal
executive office)

EXPLANATORY NOTE

This Form 11-K/A is being filed as an amendment to the Annual Report on Form 11-K filed on June 24, 2021 for the fiscal year ended December 31, 2020 ("Original Form 11-K") solely to list an additional registration statement in the Exhibit 23, Consent of Independent Registered Public Accounting Firm. The Exhibit 23 filed with the Original Form 11-K had not listed the most recently filed registration statement for the plan. Except as described above, no other changes have been made to the Original Form 11-K.

ALLETE 2020 RSOP Form 11-K/A

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, ALLETE, Inc., as plan administrator, has duly caused this amendment to the annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ALLETE and Affiliated Companies
Retirement Savings and Stock Ownership Plan

	By:	ALLETE, Inc., its Plan Administrator

July 23, 2021		/s/ Bethany M. Owen
Bethany M. Owen
Chair, President and Chief Executive Officer

ALLETE 2020 RSOP Form 11-K/A